
05042607

SECURITIES
Wa


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APR 2005
WASH

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SEC FILE NUMBER
8-53460

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pursuit Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Stamford Plaza One, 263 Tresser Boulevard
(No. and Street)

Stamford — Connecticut — 06901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Anthony Schepis 203.961.0023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mr. David Sunshine, Graf Repetti & Co., LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of Americas, New York N.Y. 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/20/05

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
JUN 17 2005
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Anthony P. Schepis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pursuit Partners LLC, as of Stamford, Connecticut, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

County; Fairfield.
Town: Stamford

Joanne P. Rivers

Notary Public My Commission Expires; 4/30/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PURSUIT PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2004

PURSUIT PARTNERS LLC

CONTENTS



GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Members
Pursuit Partners LLC

We have audited the accompanying statement of financial condition of Pursuit Partners LLC as of December 31, 2004 and the related statements of income and changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the members. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the members, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pursuit Partners LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti & Co., LLP

New York, New York
February 14, 2005

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • **fax** 212. 302. 9660

PURSUIT PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 848,740
Cash, restricted	100,000
Accounts receivable	741,471
Prepaid expenses	21,807
Loan receivable	4,200
Total Current Assets	1,716,218
PROPERTY AND EQUIPMENT - Net	47,570
OTHER ASSETS	
Security deposits	58,246
Total Assets	$ 1,822,034

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 65,752
Accrued commissions payable	293,849
Accrued salaries and other expenses	98,199
Due to former member	150,000
Total Current Liabilities	607,800
MEMBERS' EQUITY	1,214,234
Total Liabilities and Members' Equity	$ 1,822,034

See accompanying notes to the financial statements.

PURSUIT PARTNERS LLC

STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Trading commissions	$ 5,737,938
Less: clearing costs	(352,508)
Net Revenues	5,385,430
EXPENSES	
Compensation, salaries and payroll taxes	3,123,487
Guaranteed payments to members	1,000,000
Communications and data processing	275,977
Rent	125,565
Professional fees	169,859
Licenses and permits	23,114
Medical insurance	81,407
Automobile, travel and entertainment	89,482
Computer services	24,379
General insurance	5,957
Equipment rental	5,427
Telephone	10,375
Utilities	19,441
Professional education	10,133
Office expense	16,426
Postage and delivery	1,179
Repairs and office maintenance	2,084
Dues and subscriptions	3,137
Depreciation	22,500
Miscellaneous	2,856
Total Expenses	5,012,785
Net Income from Operations Before Other Income	372,645
OTHER INCOME	
Interest income	21,495
Net Income	$ 394,140

See accompanying notes to the financial statements

PURSUIT PARTNERS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 394,140
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in current operating items:	
Depreciation and amortization	22,500
Increase in prepaid expenses	(1,688)
Increase in accounts receivable	(741,472)
Decrease in security deposits	3,906
Decrease in accounts payable	(36,413)
Decrease in accrued salaries, bonuses and other expenses	(2,979,503)
Increase in accrued commissions payable	201,101
Decrease in payroll taxes payable	(20,289)
Cash Used by Operating Activities	(3,157,718)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(23,048)
Proceeds from secured loans	10,800
Cash Used by Investing Activities	(12,248)
CASH FLOWS FROM FINANCING ACTIVITIES	
Settlement with former member	150,000
Distribution to former member	(1,000,000)
Distributions to members	(300,000)
Net Cash Used by Financing Activities	(1,150,000)
Net Decrease in Cash	(4,319,966)
Cash - Beginning of Year	5,268,706
Cash - End of Year	$ 948,740

See accompanying notes to the financial statements.

PURSUIT PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Total	Robert Holmes	Anthony Schepis	Frank Canelas
Members' Equity - Beginning of year	$ 2,120,094	$ 768,534	$ 768,534	$ 583,026
Net income	394,140	231,466	81,337	81,337
Distributions	(1,300,000)	(1,000,000)	(150,000)	(150,000)
Members' Equity - End of Year	$ 1,214,234	$ -	$ 699,871	$ 514,363

See accompanyting notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

Pursuit Partners, LLC (the "Company") was established as a Limited Liability Company in the State of Delaware on February 7, 2001. The Company is an investment organization engaged in securities trading, and is registered with the National Association of Securities Dealers ("NASD") as an introducing broker-dealer. The Company is also a Registered Investment Advisor in accordance with the rules of the Securities and Exchange Commission. The Company's principal business offices are located in Stamford, Connecticut.

In 2004, the Company's activities were primarily the trading of securities between institutional clients as an introducing broker-dealer. During the year ended December 31, 2004, the Company did not carry securities accounts for customers or perform custodial functions relating to customers securities. All custodial and clearing functions are performed by another broker-dealer on a fully disclosed basis.

B. Method of Accounting

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

C. Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash and Cash Equivalents

The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

E. Income Taxes

As a Limited Liability Company ("LLC"), the Company is taxed as a partnership. There is no provision for federal or state income taxes on the earnings of the Company as such; earnings will flow through directly to its members.

PURSUIT PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

F. Financial Risks

The Company is subject to various risk factors including credit, interest rate and market risk. Credit risk is the possibility that the Company may incur a loss from the failure of a counterparty to make payments according to the terms of a contract. The Company invests in fixed income securities which by their nature are interest rate sensitive. Changes in interest rate will affect market value of such securities. The Company's activities are concentrated in the distressed securities sector. Investment performance of the sector may impact the performance of the Company.

2. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that minimum net capital, as defined, shall be at least 6 2/3% of aggregate indebtedness or $100,000 whichever is greater. At December 31, 2004, the Company's net capital computed in accordance with this rule was $340,939 compared to a minimum requirement of $100,000.

3. PROPERTY AND EQUIPMENT

Property and equipment are originally recorded at cost of acquisition and fully depreciated assets are carried on the books until the date of disposal. The Company uses the straight line method of computing its annual depreciation expense, as computed over a range of estimated useful lives of the assets. Depreciation for the year ended December 31, 2004 is $ 22,500. The cost and accumulated depreciation for fixed assets are as follows:

Property and Equipment – At Cost

Computer equipment	$ 62,562
Furnishings	6,933
Leasehold improvements	12,125
	81,620
Less: accumulated depreciation	(34,050)
Property and Equipment - Net	$ 47,570

4. LEASE COMMITMENTS

A lease for the Connecticut office space was entered into as of March 13, 2001, renewable for an additional four year period upon the lease termination date of June 30, 2005. A security deposit of $55,535 was paid in relation to this lease. The Company is obligated under a non-cancelable operating lease requiring minimum rentals as follows:

For the six months ending June 30, 2005	$45,850

5. RETIREMENT SAVINGS PLAN

The Company has adopted a simplified employee pension plan. Under the plan, each employee who has completed three years of service is eligible to contribute an amount equal to the lesser of 25% of their earnings subject to self employment tax or $41,000. The contributions are optional. For the year ended December 31, 2004, the Company has elected not to make any contributions.

6. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consists of cash. The Company places its cash with financial institutions in New York. The Company monitors the credit quality of these financial institutions and does not anticipate their non-performance. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured funds as of December 31, 2004 amounted to $748,739.

7. RESTRICTED CASH

The Company's agreement with its clearing organization requires that the Company maintain a minimum of $100,000 in cash and/or marketable securities in a proprietary account.

8. RELATED PARTY TRANSACTIONS

The Company had certain transactions with Pursuit Capital Management Fund I, L.P., a limited partnership controlled by the members of the Company. The Company incurred costs for organizational expenses on behalf of Pursuit Capital Management Fund I, L.P.

At December 31, 2004, amounts due from Pursuit Capital Management Fund I, L.P. totaled $24,961 and were included in accounts receivable.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

The Board of Directors
Pursuit Partners LLC

We have audited the financial statements of Pursuit Partners LLC for the year ended December 31, 2004 and have issued our report thereon dated February 14, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP
New York, New York
February 14, 2005

PURSUIT PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2004

Capital	$ 1,822,034
Less:	
Non-allowable assets	(873,295)
Liabilities	(607,800)
Net Capital	340,939
Minimum Net Capital Required	100,000
Excess Net Capital	$ 240,939

RECONCILIATION WITH COMPANY'S CORRESPONDING UNAUDITED FOCUS REPORT AS OF DECEMBER, 2004

Net capital, as reported in FOCUS report	$ 1,214,234
Non-allowable assets	(873,295)
Net capital, per audited report	$ 340,939

See accompanying notes to the financial statements.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Members of
Pursuit Partners LLC

We have audited the financial statements of Pursuit Partners LLC for the year ended December 31, 2004, and have issued our report thereon dated February 14, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Pursuit Partners LLC that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Pursuit Partners LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Graf Repetti & Co., LLP

New York, New York
February 14, 2005